Exhibit 99.11

Carbon Streaming Upgrades OTC Listing to OTCQB Market

OTCQB listing is the next step in the Company’s U.S. listing strategy Common shares will trade on OTCQB under the symbol ‘OFSTF’ effective November 22nd

TORONTO--(BUSINESS WIRE)--November 22, 2021--Carbon Streaming Corporation (NEO: NETZ) (OTCQB: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to announce that it has received approval for trading its common shares on the OTCQB Market (the “OTCQB”) under the symbol OFSTF effective November 22, 2021. As part of the Company’s growth strategy, the uplist from the OTC Pink Sheets to the OTCQB should allow a broader range of investors to invest in Carbon Streaming. The Company’s common shares will continue to trade on the NEO Exchange under the symbol “NETZ” and on the Frankfurt Stock Exchange under the symbol “M2Q”.

Justin Cochrane, Carbon Streaming’s CEO, commented: “Carbon Streaming continues to work towards a potential main board U.S. listing in 2022 but trading on the OTCQB represents a bridge for our U.S. investors as we pursue such listing. In the meantime, the OTCQB platform should help to expand our U.S. shareholder profile and allow a broader group of investors to participate in the growing global market for carbon offsets through the Company’s existing high- quality investments.”

The OTCQB, a U.S. market operated by OTC Markets Group in New York, is designed for developing and entrepreneurial companies in the United States and abroad. To be listed on the OTCQB, companies must be current in their financial reporting and undergo an annual verification and management certification process, including meeting a minimum bid price and other financial conditions. With more compliance and quality standards, the OTCQB provides investors improved visibility to enhance trading decisions. The OTCQB is recognized by the United States Securities and Exchange Commission as an established public market providing public information for analysis and value of securities and trading.

About Carbon Streaming

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the timing of trading of the Company’s common shares on the OTCQB, the potential benefits of listing on the OTCQB and the timing and ability to achieve a main board U.S listing) are forward-looking information. This forward- looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Contacts

ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com